Exhibit 99.1

RYB Education, Inc. Reports Second Quarter 2021 Financial Results

BEIJING, September 17, 2021 -- RYB Education, Inc. ("RYB" or the "Company") (NYSE: RYB), a leading early childhood education service provider in China, today announced its unaudited financial results for the second quarter of 2021.

Second Quarter 2021 Operational and Financial Summary

•	Number of students enrolled at directly operated facilities was 37,166 as of June 30, 2021, compared with 31,023[1] as of June 30, 2020.

•	Net revenues were $53.4 million, compared with $12.8 million for the second quarter of 2020.

•	Gross profit was $14.5 million, compared with gross loss of $9.5 million for the second quarter of 2020.

•	Net income attributable to ordinary shareholders of RYB for the second quarter of 2021 was $6.2 million, compared with $12.8 million of net loss attributable to ordinary shareholders of RYB for the second quarter of 2020. Adjusted net income attributable to ordinary shareholders[2] of RYB for the second quarter of 2021 was $6.8 million, compared with $12.0 million of adjusted net loss attributable to ordinary shareholders of RYB for the second quarter of 2020.

•	Cash generated from operating activities was $0.2 million in the second quarter of 2021, compared with $5.0 million of cash used in operating activities for the second quarter of 2020.

1 The number of students enrolled as of June 30, 2020 refers to the number of students enrolled before the temporary closure of the Company’s facilities in China due to COVID-19 and the number of students enrolled in our facilities in Singapore as at June 30, 2020.

2 Adjusted net income (loss) attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders excluding share-based compensation expenses and changes in redeemable non-controlling interests. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

First Six Months of 2021 Financial Results

•	Net revenues were $90.1 million, compared with $30.1 million for the first six months of 2020.

•	Gross profit was $17.9 million, compared with gross loss of $21.1 million for the first six months of 2020.

•	Net income attributable to ordinary shareholders of RYB for the first six months of 2021 was $4.4 million, compared with $39.5 million of net loss attributable to ordinary shareholders of RYB for the same period of 2020. Adjusted net income attributable to ordinary shareholders of RYB for the first six months of 2021 was $5.6 million, compared with $37.9 million of adjusted net loss attributable to ordinary shareholders of RYB for the same period of 2020.

•	Cash generated from operating activities was $22.9 million, compared with $19.0 million of cash used in operating activities for the same period of 2020.

“RYB firmly supports the governmental strategies and policies related to pre-school education that are being introduced over time. As a participant of the early education industry, we strive to fulfill our corporate responsibilities and deliver products and services that complement public education. We continue to actively follow the policies that aim to better achieving the accessibility of education to young children and to provide better services to families and society,” said Ms. Yanlai Shi, co-founder, director and chief executive officer of RYB. “During the first half of 2021, in response to government’s call for increasing the overall supply of inclusive kindergarten and preschool education, we continued our efforts in expanding the number of classes and enrollment capacity at our facilities without compromising quality and safety. We make efforts to improve the quality of education and teaching through multiple ways and to create a learning environment that fosters independent decision making, collaboration and symbiotic value creation, which we believe supports the healthy, happy and all-rounded development of young children.

“Going through the challenges from the COVID-19 pandemic, the Company’s business operations made a sound recovery in the second quarter of 2021. The recurrences of some COVID-19 cases in some regions during the first half of this year, however, casted some impact on the play-and-learn center operations. Nevertheless, we continue to upgrade our content and curriculum systems with the goal of completing it by the end of the year. With a hands-on approach to support the franchised play-and-learn centers, we remain committed to providing them with operational guidance and course and brand upgrades support to facilitate their operations once they resume normal business. The Company will also actively follow government’s policy and guidance on early childcare, leverage our non-branded early childcare offerings, and empower the development of the industry,” concluded Ms. Shi.

Second Quarter 2021 Financial Results

Net Revenues

Net revenues for the second quarter of 2021 were $53.4 million, an increase of 318.1% from $12.8 million for the same quarter of 2020.

Service revenues for the second quarter of 2021 were $51.3 million, an increase of 342.2% from $11.6 million for the same quarter of 2020. The increase was mainly due to a significant increase in tuition fees revenue, as all of the Company’s directly operated facilities in China were in normal operation in the second quarter of 2021 whereas those facilities, as a result of the COVID-19 pandemic, just started reopening in late May 2020. The increase in the number of students enrolled at facilities in both China and Singapore also contributed to a higher tuition fees revenue.

Products revenues for the second quarter of 2021 were $2.1 million, compared with $1.2 million for the same quarter of 2020. The increase is due to a significant increase in the amount of merchandise sold through the Company’s franchise network, as the franchisees’ facilities have resumed operation.

Cost of Revenues

Cost of revenues for the second quarter of 2021 was $38.9 million, a 74.2% increase from $22.3 million for the same quarter of 2020. Cost of revenues for services for the second quarter of 2021 was $37.9 million, compared with $21.8 million for the same quarter of 2020. The increase was mainly contributed by increase in the direct cost and staff compensation cost, as the Company’s directly operated facilities have resumed operation. Cost of products revenues for the second quarter of 2021 was $0.9 million, compared with $0.6 million for the same quarter of 2020. The increase was generally in line with the increase in products revenues.

Gross Profit/loss

As a result of the foregoing, gross profit for the second quarter of 2021 was $14.5 million, compared with gross loss of $9.5 million for the same quarter of 2020.

Operating Expenses

Total operating expenses for the second quarter of 2021 were $5.9 million, compared with $5.4 million for the same quarter of 2020. Excluding share-based compensation expenses, operating expenses were $5.3 million, compared with $4.6 million for the second quarter of 2020.

Selling expenses for the second quarter of 2021 were $0.6 million, compared with $0.1 million for the same quarter of 2020.

General and administrative expenses for the second quarter of 2021 were $5.3 million, compared with $5.3 million for the same quarter of 2020. Excluding share-based compensation expenses, general and administrative expenses were $4.7 million for the second quarter of 2021, an increase of 5.8% from $4.5 million for the same quarter of 2020. The increase in general and administrative expenses excluding share-based compensation expenses was primarily driven by the increase in staff compensation cost, since the Company adopted cost control measures, especially on staff compensation cost, in the second quarter of 2020 to cope with the COVID-19 pandemic. The share-based compensation expenses included in general and administrative expenses were $0.6 million for the quarter.

Operating Income/loss

Operating income for the second quarter of 2021 was $8.6 million, compared with $14.9 million of operating loss for the same quarter last year. Adjusted operating income3 was $9.2 million for the second quarter of 2021, compared with $14.1 million of adjusted operating loss for the same quarter of 2020.

Net Income/loss

Net income attributable to ordinary shareholders of RYB for the second quarter of 2021 was $6.2 million, compared with $12.8 million of net loss attributable to ordinary shareholders of RYB for the second quarter of 2020. Adjusted net income attributable to ordinary shareholders of RYB, which excludes the impact of $0.6 million of share-based compensation expense was $6.8 million, compared with $12.0 million of adjusted net loss attributable to ordinary shareholders of RYB for the second quarter of 2020.

Basic and diluted net income per American depositary share ("ADS") attributable to ordinary shareholders of RYB for the second quarter of 2021 were $0.22 and $0.21, respectively, compared with basic and diluted net loss per ADS of $0.46 and $0.46, respectively for the second quarter of 2020. Each ADS represents one Class A ordinary share.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders4 of RYB for the second quarter of 2021 were $0.24 and $0.23, respectively, compared with adjusted basic and diluted net loss per ADS of $0.43 and $0.43, respectively for the second quarter of 2020.

EBITDA5 for the second quarter of 2021 was $12.6 million, compared with a loss of $10.2 million for the second quarter of 2020. Adjusted EBITDA6 for the second quarter of 2021 was $13.2 million, compared with a loss of $9.4 million for the second quarter of 2020.

3 Adjusted operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

4 Adjusted basic and diluted net income (loss) per ADS attributable to ordinary shareholders is a non- GAAP financial measure, which is defined as basic and diluted net income (loss) per ADS attributable to ordinary shareholders excluding share-based compensation expenses and changes in redeemable non-controlling interest. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

5 EBITDA is defined as net income (loss) excluding depreciation, amortization and income tax expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

6 Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss) excluding depreciation, amortization, income tax expenses, and share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Operating Cash Flow

Cash generated from operating activities was $0.2 million during the second quarter of 2021, compared with $5.0 million cash used in operating activities during the second quarter of 2020. The increase was due to the significant increase of tuition fee collected during the quarter, as all of the directly operated facilities were in normal operation.

Balance Sheet

As of June 30, 2021, the Company had total cash and cash equivalents of $72.8 million, an increase from $53.5 million as of December 31, 2020. The increase in cash and cash equivalents balances was mainly driven by the operating cash inflow of $22.9 million during the first half of 2021.

First Six Months of 2021 Financial Results

Net Revenues

Net revenues for the first six months of 2021 were $90.1 million, an increase of 199.4% from $30.1 million for the same period of 2020.

Services revenues for the first six months of 2021 were $86.3 million, an increase of 204.1% from $28.4 million for the same period last year. The increase was primarily due to increased tuition fees as all of the Company’s directly operated facilities have been in normal operation for the first six months of 2021, whereas those facilities were temporarily closed for most of the time in the same period of 2020 as a result of the COVID-19 pandemic. Franchise services revenues also increased since the vast majority of franchised play-and-learn centers resumed operation during the first six months of 2021.

Products revenues for the first six months of 2021 were $3.7 million, compared with $1.7 million for the same period in 2020. The increase was due to an increase in the amount of merchandise sold through the Company’s franchise network as the vast majority of the Company’s franchised facilities were in temporary closure during most of the first half of 2020.

Cost of Revenues

Cost of revenues for the first six months of 2021 was $72.1 million, compared with $51.2 million for the first six months of 2020. Cost of revenues for services for the first six months of 2021 was $70.5 million, compared with $50.4 million for the same period of 2020. The increase was mainly driven by an increase in the direct cost of directly operated facilities during the first half of 2021, all of which were in normal operation during the first six months of 2021. Cost of products revenues for the first six months of 2021 was $1.6 million, compared with $0.8 million for the same period last year. The increase was in line with the increase in products revenues.

Gross Profit/loss

Gross profit for the first six months of 2021 was $17.9 million, compared with gross loss of $21.1 million for the same period last year.

Operating Expenses

Total operating expenses for the first six months of 2021 were $11.6 million, compared with $19.9 million for the same period last year. Excluding share-based compensation expenses, operating expenses were $10.4 million for the first six months of 2021, compared with $18.3 million for the same period last year.

Selling expenses were $1.0 million for the first six months of 2021, compared with $0.4 million for the same period last year.

General and administrative expenses for the first six months of 2021 were $10.6 million, compared with $11.1 million for the same period last year. Excluding share-based compensation expenses, general and administrative expenses were $9.4 million for the first six months of 2021, a decrease of 1.5% from $9.5 million for the same period of 2020. The decrease in general and administrative expenses excluding share-based compensation expenses was primarily due to the Company’s continuous stringent cost control measures since the COVID-19 pandemic.

Impairment loss on goodwill was nil for the first half of 2021, compared to $8.5 million for the same period of 2020.

Operating Income/loss

Operating income for the first six months of 2021 was $6.4 million, compared with operating loss of $41.0 million for the same period last year. Adjusted operating income for the first six months of 2021 was $7.6 million, compared with adjusted operating loss of $39.4 million for the same period last year.

Net Income/loss

Net income attributable to ordinary shareholders of RYB for the first six months of 2021 was $4.4 million, compared with $39.5 million of net loss attributable to ordinary shareholders of RYB for the same period of 2020. Adjusted net income attributable to ordinary shareholders of RYB, which excludes the impact of share-based compensation expense, for the first six months of 2021 was $5.6 million, compared with $37.9 million of adjusted net loss attributable to ordinary shareholders of RYB for the same period of 2020.

Basic and diluted net income per ADS attributable to ordinary shareholders of RYB for the first six months of 2021 were $0.15 and $0.15, respectively, compared with basic and diluted net loss per ADS attributable to ordinary shareholders of RYB of $1.43 and $1.43, respectively for the same period of 2020. Each ADS represents one Class A ordinary share.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders of RYB for the first six months of 2021 were $0.20 and $0.19, respectively, compared with adjusted basic and diluted net loss per ADS attributable to ordinary shareholders of RYB of $1.37 and $1.37, respectively for the same period of 2020.

EBITDA for the first six months of 2021 was $15.8 million, compared with a loss of $34.9 million for the same period of 2020. Adjusted EBITDA for the first six months of 2021 was $17.0 million, compared with a loss of $33.3 million for the same period of 2020.

Business Outlook

For the third quarter of 2021, the Company's management currently expects net revenues to be between $41.0 million and $42.0 million, representing a year-over-year increase of approximately 26% to 29%. The above outlook is based on the current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions, customer demand and foreign exchange environment, which are all subject to change.

About RYB Education, Inc.

Founded on the core values of “Care” and “Responsibility,” “Inspire” and “Innovate,” RYB Education, Inc. is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide high-quality, individualized and age-appropriate care and education to nurture and inspire each child for his or her betterment in life. During its two decades of operating history, the Company has built "RYB" into a well-recognized education brand and helped bring about many new educational practices in China's early childhood education industry. RYB's comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

Use of Non-GAAP Financial Measures

We use EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

EBITDA is defined as net income excluding depreciation, amortization and income tax expenses; adjusted EBITDA is defined as net income excluding depreciation, amortization, income tax expenses, and share-based compensation expenses; adjusted operating income is defined as operating income excluding share-based compensation expenses; adjusted net income attributable to ordinary shareholders is defined as net income attributable to ordinary shareholders excluding share-based compensation expenses and changes in redeemable non-controlling interest; and adjusted basic and diluted net income per ADS attributable to ordinary shareholders are defined as basic and diluted net income per ADS attributable to ordinary shareholders excluding share-based compensation expenses and changes in redeemable non-controlling interest.

We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in income from operations and net income. We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical adjusted financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's brand recognition and market reputation; student enrollment in the Company's teaching facilities; the Company's growth strategies; its future business development, results of operations and financial conditions; trends and competition in China's early childhood education market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese early childhood education market; Chinese governmental policies relating to the Company's industry and general economic conditions in China. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
RYB Education, Inc.
Investor Relations
E-mail:  ir@rybbaby.com

The Piacente Group, Inc.
Yang Song

Tel: +86 (10) 6508-0677
E-mail: ryb@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: ryb@tpg-ir.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As of
	June 30, 2021	December 31, 2020
Current assets:
Cash and cash equivalents	72,797	53,454
Accounts receivable, net	2,142	1,844
Inventories	5,829	5,773
Prepaid expenses and other current assets	8,094	8,927
Loan receivables	95	107
Total current assets	88,957	70,105

Non-current assets:
Restricted cash	1,036	1,127
Property, plant and equipment, net	44,299	47,638
Goodwill	46,412	46,147
Intangible assets, net	13,665	14,179
Long-term investment	224	217
Deferred tax assets	21,919	21,168
Other non-current assets	12,032	14,438
Operating lease right-of-use assets	77,956	87,472
Total assets	306,500	302,491

Liabilities
Current liabilities:
Prepayments from customers, current portion	4,725	4,145
Accrued expenses and other current liabilities	58,897	54,406
Income tax payable	20,805	18,592
Operating lease liabilities, current portion	15,634	16,856
Deferred revenue, current portion	36,222	34,351
Long-term debt, current portion	-	7
Total current liabilities	136,283	128,357

Non-current liabilities:
Prepayments from customers, non-current portion	3,767	4,024
Deferred revenue, non-current portion	1,067	1,726
Other non-current liabilities	12,112	12,519
Deferred income tax liabilities	2,052	1,890
Operating lease liabilities, non-current portion	66,785	76,308
Total liabilities	222,066	224,824

Mezzanine equity
Redeemable non-controlling interests	10,489	9,988

Equity
Ordinary shares	29	29
Treasury stock	(9,881)	(10,321)
Additional paid-in capital	141,979	141,094
Statutory reserve	4,652	4,652
Accumulated other comprehensive (loss)/ income	(1,347)	(1,468)
Accumulated deficit	(67,472)	(71,837)
Total RYB Education, Inc. shareholders' equity	67,960	62,149
Non-controlling interest	5,985	5,530
Total equity	73,945	67,679
Total liabilities, mezzanine equity and total equity	306,500	302,491

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
Net revenues:
Services	51,280	11,596	86,331	28,388
Products	2,119	1,175	3,747	1,702
Total net revenues	53,399	12,771	90,078	30,090
Cost of revenues:
Services	37,934	21,758	70,508	50,413
Products	936	557	1,628	813
Total cost of revenues	38,870	22,315	72,136	51,226
Gross profit (loss)	14,529	(9,544)	17,942	(21,136)

Operating expenses
Selling expenses	591	124	983	356
General and administrative expenses	5,314	5,277	10,592	11,088
Impairment loss on goodwill	-	-	-	8,454
Total operating expenses	5,905	5,401	11,575	19,898

Operating income (loss)	8,624	(14,945)	6,367	(41,034)
Interest income	45	136	111	185
Government subsidy income	1,045	1,742	2,104	1,887
(Loss) gain on disposal of subsidiaries	(154)	48	(154)	48
Income (loss) before income taxes	9,560	(13,019)	8,428	(38,914)
Less: Income tax expenses	2,108	566	2,689	4,788

Income (loss) before loss in equity method investments	7,452	(13,585)	5,739	(43,702)
Loss from equity method investments	(103)	(116)	(104)	(2,009)

Net income (loss)	7,349	(13,701)	5,635	(45,711)
Less: Net income (loss) attributable to non-controlling interest	1,144	(854)	1,270	(6,247)

Net income (loss) attributable to ordinary shareholders of RYB Education, Inc.	6,205	(12,847)	4,365	(39,464)
Net income (loss) per share attributable to ordinary shareholders of RYB Education, Inc.
Basic	0.22	(0.46)	0.15	(1.43)
Diluted	0.21	(0.46)	0.15	(1.43)
Net income (loss) per ADS attributable to ordinary shareholders of RYB Education, Inc. (Note 1)
Basic	0.22	(0.46)	0.15	(1.43)
Diluted	0.21	(0.46)	0.15	(1.43)

Weighted average shares used in calculating net income (loss) per ordinary share
Basic	28,406,779	27,694,997	28,391,955	27,688,253
Diluted	29,041,677	27,694,997	28,968,047	27,688,253

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
Net income (loss)	7,349	(13,701)	5,635	(45,711)
Other comprehensive income (loss), net of tax of nil:
Change in cumulative foreign currency translation adjustments	239	(256)	15	(1,765)
Total comprehensive income (loss)	7,588	(13,957)	5,650	(47,476)
Less: Comprehensive income (loss) attributable to non-controlling interest	1,249	(711)	1,155	(6,595)
Comprehensive income (loss) attributable to RYB Education, Inc.	6,339	(13,246)	4,495	(40,881)

Note 1：Each ADS represents one Class A ordinary share.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
Operating income (loss)	8,624	(14,945)	6,367	(41,034)
Share-based compensation expenses	571	810	1,226	1,610
Adjusted operating income (loss)	9,195	(14,135)	7,593	(39,424)

Net income (loss) attributable to ordinary shareholders of RYB Education, Inc.	6,205	(12,847)	4,365	(39,464)
Share-based compensation expenses	571	810	1,226	1,610
Adjusted net income (loss) attributable to ordinary shareholders of RYB Education, Inc.	6,776	(12,037)	5,591	(37,854)

Net income (loss)	7,349	(13,701)	5,635	(45,711)
Add: Income tax expense	2,108	566	2,689	4,788
Depreciation of property, plant and equipment, and amortization of intangible assets	3,183	2,968	7,448	6,004
EBITDA	12,640	(10,167)	15,772	(34,919)
Share-based compensation expenses	571	810	1,226	1,610
Adjusted EBITDA	13,211	(9,357)	16,997	(33,309)

Net income (loss) per ADS attributable to ordinary shareholders of RYB Education, Inc.- Basic (Note1)	0.22	(0.46)	0.15	(1.43)
Net income (loss) per ADS attributable to ordinary shareholders of RYB Education, Inc.- Diluted (Note1)	0.21	(0.46)	0.15	(1.43)

Adjusted net income (loss) per ADS attributable to ordinary shareholders of RYB Education Inc.- Basic (Note1)	0.24	(0.43)	0.20	(1.37)
Adjusted net income (loss) per ADS attributable to ordinary shareholders of RYB Education Inc.- Diluted (Note1)	0.23	(0.43)	0.19	(1.37)
Weighted average shares used in calculating basic net income (loss) per ADS (Note1)	28,406,779	27,694,997	28,391,955	27,688,253
Weighted average shares used in calculating diluted net income (loss) per ADS (Note1)	29,041,677	27,694,997	28,968,047	27,688,253

Adjusted net income (loss) per share- Basic	0.24	(0.43)	0.20	(1.37)
Adjusted net income (loss) per share- Diluted	0.23	(0.43)	0.19	(1.37)

Note 1：Each ADS represents one Class A ordinary share.